R&R ACQUISITION II, INC.
47 School Avenue
Chatham, New Jersey 07928
(973) 635-4047

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and Rule 14f-1 thereunder, and is being delivered on or about September 29, 2006. You are receiving this information statement in connection with the possible appointment of two (2) persons by the Company’s Board of Directors to fill two (2) seats on the Company’s Board of Directors, as more fully described below.

On September 20, 2006, Senk, LLC, an Illinois limited liability company, with an address at 1372 Shermer Road, Northbrook, Illinois 60062 (the ‘‘Purchaser’’ or ‘‘Senk’’) entered into a Common Stock Purchase Agreement (the ‘‘Agreement’’) with R&R Acquisition II, Inc (the ‘‘Company’’). Pursuant to the terms of the Agreement, the Company has agreed to sell 10,000,000 shares (the ‘‘Shares’’) of the Company’s common stock, $.0001 par value, (‘‘Common Stock’’) representing 80% of the issued and outstanding Common Stock as of September 30, 2006 (the ‘‘Closing’’) to the Purchaser. In consideration of the purchase of shares, the Purchaser will pay at Closing the total sum of sixty-thousand ($60,000) dollars according to the terms of the Agreement. The sale of the shares to the Purchaser, an accredited investor, will be pursuant to the exemptions from registration afforded by Sections 4(2) and 4(6) of the Securities Act of 1933, as amended.

In accordance with the Agreement, the Board of Directors of the Company (the ‘‘Board’’) will accept the resignation of Arnold P. Kling, its sole director, on the tenth day following the mailing of this notice to the Company’s stockholders. The registrant anticipates the appointment of Nathaniel Kramer and I. Steven Edelson to the Board to fill the two vacant seats until the next shareholder meeting can be held. I. Steven Edelson will become a director effective as of the Closing under the Agreement. Nathaniel Kramer will not take office as director until at least ten days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

This Information Statement is being mailed to stockholders of record as of September 29, 2006 and filed with the Securities and Exchange Commission on September 29, 2006.

NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

VOTING SECURITIES AND PRINCIPAL HOLDERS

On September 20, 2006, there were 2,500,000 shares of Common Stock issued and outstanding. After the Closing, there will be 12,500,000 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company’s Common Stock as of September 20, 2006. Regarding the beneficial ownership of the Company’s Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company’s Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officers, of the Company as group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned:

	Common Stock
Name and Address of Beneficial Owner	Number	Percent of Class
Arnold P. Kling	400,000	16%
712 Fifth Avenue, 11th Floor New York, NY 10018
Kirk Warshaw	100,000	4%
47 School Avenue, Chatham, New Jersey 07928
R&R Investments II, LLC	2,000,000	80%
1270 Avenue of Americas, 16th Floor, New York, NY 10020
Total	2,500,000	100%

CHANGES IN CONTROL

On September 20, 2006, the Purchaser entered into the Agreement with the Company, providing for the sale of 10,000,000 shares of the Company’s Common Stock, representing 80% of the issued and outstanding Common Stock of the Company to the Purchaser as of the Closing. Upon Closing, the purchase will result in a change of the Company’s management, board of directors and securities ownership. The following table sets forth the beneficial ownership of the Company effective upon the Closing.

	Common Stock
Name and Address of Beneficial Owner	Number		Percent of Class
Arnold P. Kling	400,000		3.2%
712 Fifth Avenue, 11th Floor New York, NY 10018
Kirk Warshaw	100,000		0.8%
47 School Avenue Chatham, New Jersey 07928
R&R Investments II, LLC	2,000,000		16%
1270 Avenue of Americas, 16th Floor, New York, NY 10020
Senk, LLC	10,000,000	[1]	80%
1372 Shermer Road Northbrook, Illinois 60062
Totals	12,500,000		100%

DIRECTORS AND OFFICERS

The following persons are the Directors and Executive Officers of the Company after the Closing:

Name	Age	Position
I. Steven Edelson.	45	Director, Co-Chairman
Nathaniel Kramer	43	Director, Chief Executive Officer[2]
Lawrence Koehler	49	Chief Financial Officer, Secretary
Arnold P. Kling	48	Director and President[3]

Resume of Directors and Officers

I. Steven Edelson has been a Principal of Mercantile Capital Group and a Managing Director of the Chicago Office since 1997. Mr. Edelson has been a principal of Mercantile Capital Markets, which manages MCG, from 1997 to the present. The firm’s investment activities include private equity, direct investments in public companies, mezzanine investments in early stage companies, buyouts, project finance and bridge financings. Mr. Edelson has been involved in finance and real estate for more than 18 years. Prior to Mercantile, from 1989 to 1994, Mr. Edelson was Executive Vice President of Tishman Midwest Management Corporation, a real estate development, leasing and management company. From July 1995 to present, Mr. Edelson has also served as Managing Director of International Facilities Group (IFG), a leading facilities development and management company. Mr. Edelson also serves on the Board of Services Acquisition Corp. International as vice chairman and vice president. He also served on the Business Council for the Woodrow Wilson Center and the Supervisory Committee of Urban America, and holds a number of board seats for private companies including Ligos Corporation, a software company focused on solutions for video compression, Itracs, an enterprise software company focused on network infrastructure management, and MoveOnIn, Inc., a relocation and lifestyle services company.

1	Messrs. Edelson and Kramer are managing members of Senk and may be deemed to beneficially own the shares owned by Senk.

2	As indicated elsewhere, Nathaniel Kramer will not take office as director until at least ten days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(F) of the Securities Exchange Act of 1934 and Rule 14F-1 thereunder.

3	As indicated elsewhere, Arnold P. Kling will resign on the tenth day following the mailing of this notice to the Company’s stockholders.

Nathaniel Kramer has been a principal of Mercantile Capital Group and Managing Director of the New York office since March 2000. Mr. Kramer brings over twenty years of investment experience in both the public and private capital markets. He started his career with Allen and Company, a private equity firm, and recently served as a Vice President from 1997 to 2001. On behalf of Mercantile Capital, Mr. Kramer performed due diligence negotiated and structured investments in companies operating in the wireless infrastructure, data communications, B2B commerce, Internet infrastructure, telecom technologies/infrastructure and entertainment technologies and services sectors. Mr. Kramer serves on the board of Services Acquisition Corp. International, Genco Shipping and Trading Limited, a drybulk shipping company, and MoveOnIn, Inc., a relocation and lifestyle services private company.

Lawrence Koehler serves as a consultant to Mercantile. With more than twenty years experience in providing strategic and operational leadership, the last fourteen of which at senior management levels, he brings a successful track record and a wealth of diverse management experience to Mercantile. Most Recently, Larry served as Chief Financial Officer of two venture-backed companies. As a member of senior management Larry was responsible for securing and closing various rounds of financing as well as managing the company's financial and administrative operations. Larry also spent nearly a decade in senior management positions at EVEREN Capital Corporation. While at EVEREN, he served most recently as Executive Vice President and Chief Administrative Officer, a position that enabled him to lead and manage mergers and acquisitions. Earlier in his career Larry worked for KPMG Peat Marwick. He is a graduate of Loyola University of Chicago, completed the Securities Industry Institute at the Wharton School of the University of Pennsylvania and is a Certified Public Accountant.

Arnold P. Kling has served as a Director and President of the Company since November 5, 2005. Mr. Kling is currently a Managing Director of GH Venture Partners, LLC, a private equity and merchant banking boutique for which he also served as a Managing Director and General Counsel from 1995 to 1999. From 1999 through August 2005, Mr. Kling was the President of Adelphia Holdings, LLC, a merchant-banking firm, as well as the managing member of several private investment funds. From 1993 to 1995 he was a senior executive and General Counsel of Buckeye Communications, Inc., a Nasdaq listed licensing and multimedia company. From 1990 through 1993, Mr. Kling was an associate and partner in the corporate and financial services department of Tannenbaum, Helpern, Syracuse & Hirschtritt LLP, a mid-size New York law firm. Mr. Kling received a Bachelor of Science degree from New York University in International Business in 1980 and a Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Mr. Kling currently serves as a Director and President of Twin Lakes, Inc., R&R Acquisition III, Inc., R&R Acquisition IV, Inc. and R&R Acquisition V, Inc., R&R Acquisition VI, Inc., R&R Acquisition VII, Inc., R&R Acquisition VIII, Inc., R&R Acquisition IX, Inc., R&R Acquisition X, Inc. (each a publicly reporting, non-trading company), Entrust Financial Services, Inc. (OTCBB:ENNL), 24 Holdings, Inc. (OTCBB:TFHD), and Aerobic Creations, Inc. (OTC:ARBC).

The business address of each of the directors and officers is c/o SENK, LLC, 1372 Shermer Road, Northbrook, Illinois, 60062.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceeding in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company may not, prior to any Corporate Event (as defined in the Agreement), award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan as bonus based on service and performance. No salaries are presently being taken by any officers or directors.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: September 29, 2006.

R&R ACQUISITION II, INC.

/s/ Arnold P. Kling By: Arnold P. Kling Director and President